UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FIFTH AMENDED

                                    FORM SB-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              Kinship Systems, Inc.
                             ----------------------
                 (Name of small business issuer in its charter)


          Utah                                          7371
 ------------------------------            ----------------------------
 (State of jurisdiction of                 (Primary Standard Industrial
 incorporation or organization)             Classification Code Number)

                                   87-0648148

                                (I.R.S. Employer

                              Identification No.)

            22 East 100 South, Suite 400, Salt Lake City, Utah 84111
            --------------------------------------------------------
                 (801) 521-8636 (Address and telephone number of
                          principal executive offices)

               22 East 100 South, Suite 400, Salt Lake City, Utah 84111 (Address
            of principal place of business or intended

                          principal place of business)

      Mr. Andrew Limpert 22 East 100 South, Suite 400, Salt Lake City, Utah
                              84111 (801) 521-8636

 -------------------------------------------------------------------------------
            (Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public November 30, 2000.

If this Form is filed to register additional securities for an offering pursuant to rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ] Not currently applicable.

If this Form is a post-effective amendment filed pursuant to Rule 4629(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] Not currently applicable.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] Not currently applicable.

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ] Not applicable.


-------------------------------------------------------------------------------------------------------
Title of each class    Dollar amount      Proposed            Proposed                 Amount of
of securities to be    to be registered   maximum             maximum                  registration fee
registered                                offering price      aggregate offering
                                          per share           price
Common voting          Max: $200,000      $1.00/share         $200,000                 $53.00
stock
--------------------------------------------------------------------------------------------------------

                                       (i)

                                   PROSPECTUS

                              KINSHIP SYSTEMS, INC.
                          22 East 100 South, Suite 400

                           Salt Lake City, Utah 84111

                                 (801) 521-8636

         Offering of the common voting stock of Kinship Systems, Inc.,("Kinship"). Minimum Offering of 100,000 shares, Maximum Offering of 200,000 shares, both at $1.00/share. The Company reserves the right to close the offering at any amount between the minimum or maximum offering during the offering term of one-hundred and twenty days (120) from the date appearing on this prospectus cover page.

         Kinship will place all subscription proceeds into a segregated subscription account until the minimum offering is sold or the offering is closed. Upon the closing of the subscription account the proceeds will be promptly returned to investors if the minimum offering is not sold; or employed by Kinship if, at least, the minimum is sold.

         Kinship has only one class of stock, 50,000,000 common voting stock, of which 1,270,000 are presently issued and outstanding with up to an additional 200,000 to be issued by this offering.

         Kinship is a start-up enterprise which was incorporated on February 1, 2000 with minimum capital to engage in its initial intended business activities of distributing specific business computer software. See description of business in this prospectus. Kinship has no historical operating history or revenues to date.

            THIS IS A HIGH RISK OFFERING. SEE RISK FACTORS AT PAGE 3.

This offering is intended as a self underwriting. That is, the stock will be sold by Kinship management without the employment of any underwriters or other commissioned sales agents. Should Kinship be unsuccessful at completing its self underwriting, it may amend the prospectus to indicate commissions to be paid.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION; NOR BY ANY STATE OR FOREIGN SECURITIES
REGULATORY AGENCY; NOR HAS THE COMMISSION OR ANY OTHER SECURITIES REGULATORY AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  Description of          Estimated Cost of          Estimated Net             Net Proceeds as a
                  Securities Offered      Offering                   Proceeds of Offering      Percentage of
                                                                                               Offering Price

Minimum           100,000 shares          $20,000                    $80,000                   80%
Offering          @ 1.00/share
Maximum           200,000 shares          $20,000                    $180,000                  90%
Offering          @ $1.00/share
                            Table of Significant Parties and Offering Notes on following pages

Date of this Prospectus:                              Offering Termination Date:
 November 30, 2000                                          March 31, 2001


                                      (ii)

                          Table of Significant Parties

Officers and Directors:


     Name                          Position                      Residential Address              Business Address
     ----                          --------                      -------------------              ----------------
Mr. Terry Deru                Director, CEO                      1236 East 991 South             22 East 100 South,
                              President, Secretary               Fruit Height,  Utah             Suite 400, Salt Lake
                                                                 84037                           City, Utah 84111

Mr. Andrew Limpert            Director, Treasurer                8395 South Park Hurst           22 East 100 South,
                              CFO, Accounting Officer            Circle, Sandy, Utah             Suite 400, Salt Lake
                                                                 84094                           City, Utah 84111

Mr. Robert Hunter             Director                           875 East 8475 South,            9677 South 700 East,
                                                                 Sandy, Utah 84094               Suite A, Sandy,
                                                                                                 Utah 84070

Mr. David Collier             Vice President                     1120 East 750 South,            1120 East 750 South,
                                                                 Layton, Utah 84041              Layton, Utah 84041


                Five Percent or Greater Shareholders; Promotors;
                 Underwriters; Legal Counsel; and Affilliates:


       Name 1                   Relationship 2              Current Per Cent      Residential             Business Address
                                                              Stock Held          Address
                                                              (Rounded)
------------------------------------------------------------------------------------------------------------------------------
Mr. Terry Deru                Director/Officer                   49%              See above                  See above

Mr. Andrew Limpert            Director/Officer                   49%              See above                  See above

Mr. Robert Hunter             Director                            1%              See above                  See above

Mr. David Collier             Officer                             1%              See above                  See above

Mr. Julian Jensen             Attorney                            0%              1453 Ute Drive             311 S. State #380
                                                                                  Salt Lake City,            Salt Lake City,
                                                                                  Utah 84108                 Utah 84111
-------------------------------------------------------------------------------------------------------------------------------

 1 The only shareholders, at present, are the officers and directors as listed.

 2 Kinship does not have any 5% shareholders, affiliates, underwriters or promotors-other than current officers or directors. Legal counsel is not a shareholder and is not deemed by management to be affiliated.

See Biographical Information on Management under the Management Section.



                                      (iii)


                                TABLE OF CONTENTS

        ITEM

       NUMBER                                  DESCRIPTION                                          PAGE
       ------                                  -----------                                           ----

         1         Summary Information..............................................................  1
         2         Risk Factors and Dilution........................................................  3
         3         Plan of Distribution.............................................................  5
         4         Use of Proceeds to Issuer........................................................  7
         5         Description of Business..........................................................  9
         6         Description of Property.......................................................... 13
         6         Management's Discussion and Analysis of Financial
                       Condition.................................................................... 13
         7         Directors, Executive Officer & Significant Employees............................. 14
         8         Remuneration of Directors & Officers............................................. 15
         9         Security Ownership of Management & Certain
                         Security Holders........................................................... 17
         10        Interest of Management & Others in Certain Transactions.......................... 18
         11        Securities Being Offered......................................................... 18
         12        Experts.......................................................................... 19
         13        Legal Proceedings................................................................ 19
         14        Changes in a Disagreement with Accountants....................................... 19
         15        Indemnity of Officers and Directors.............................................. 19


EXHIBITS

--------

         Audited Financial Statements to the period ending July 31, 2000.

                                      (iv)

                             SUMMARY OF THE OFFERING

                             -----------------------


Terms of Offering:            This is a  minimum/maximum  offering.  We, as your
                              management,  will only determine that the offering
                              has been  subscribed  and closed when a minimum of
                              $100,000  of  gross  proceeds  has  been  received
                              within the offering term of one-hundred and twenty
                              days  (120/days)  from the date  appearing  on the
                              face of this  prospectus.  Based upon an effective
                              date of  November  30,  2000  this  would  mean an
                              outside offering date of March 31, 2001. All funds
                              received up to the minimum  offering  will be held
                              in  a  segregated   subscription  account  by  the
                              company,  until or unless the minimum  offering is
                              reached  within  the  subscription  term.  If  the
                              minimum   offering  is  not  reached  within  this
                              subscription  term,  all proceeds will be promptly
                              returned to the investors in this offering without
                              interest or deduction for costs.  We may close the
                              offering at any time after the minimum offering is
                              sold within the  offering  term.  However,  if the
                              maximum  offering  of  $200,000  is  reached,  the
                              offering will be closed when and if such amount is
                              obtained  within  the  offering  term.   There  is
                              neither an obligation or  prohibition  placed upon
                              officers,  directors,  affiliates  or any  related
                              party buying shares to satisfy  either the minimum
                              or maximum offering.  Further,  there is no dollar
                              limit on the amount of securities in this offering
                              that may be  purchased  by the persons  affiliated
                              with  Kinship.  Any  shares  purchased  by Kinship
                              affiliates  will be  restricted  stock and must be
                              held  for   investment   purposes.   All  proceeds
                              received  after the minimum  offering will be paid
                              directly  to  Kinship  and  may be  used  for  the
                              anticipated company purposes as received.  Kinship
                              is selling 100,000 (min.) to 200,000 (max.) of its
                              common   voting   stock   in  this   Offering   at
                              $1.00/share. There is no minimum subscription amount.

                              No allowances are made for the payment of commissions as we intend to sell the offering through our own management, self-underwriting, without the payment of any third party commission or fees. Should we not be successful in selling the offering, we may elect to amend this registration statement and prospectus to provide for the payment of commissions to any licensed third party underwriter or broker, at which time the amount of commissions would be described in the forepart of the prospectus. See section on Terms of the Offering.

Business:                     We,  to  date,  have  not  engaged  in any  active
                              business purpose.  We have recently entered into a
                              Product  Distribution   Agreement  with  ProSource
                              Software for the distribution and marketing rights
                              to  what  we  believe  is  a  unique   proprietary
                              computer  software  used  in  vehicular   accident
                              reconstruction   and   analysis.    The   contract
                              essentially provides for a discount purchase right
                              to  the  technology  by  Kinship  on a  geographic
                              exclusive  basis  for an  initial  two year  term.
                              Kinship,  if the  supplier  is not able to satisfy
                              demand,   may  also   arrange   for  third   party
                              manufacturing of the technology. This contract is more fully explained under the Business Section.

Use of Proceeds:              Kinship intends to primarily use offering proceeds
                              for marketing the software. However, each of you should understand that we have broad discretion, in the exercise of sound business judgment, to alter or amend the specific use of proceeds applicable. See Use of Proceeds Section.

Control &                     You should also  understand that even in the event
Ownership                     of the  sale of the :  maximum  offering,  you and
                              other  shareholders  purchasing  pursuant  to this
                              registration will hold only a minority interest in
                              Kinship  and  that  the   original   founders  and
                              shareholders will continue to maintain a majority sharehold interest. See Risk Factors and Terms of the Offering.

Offering Price:               The offering price for shares in this registration
                              have been arbitrarily set by us and do not purport, in any way, to reflect the actual value of Kinship or its assets. See section on Terms of the Offering.

Cost of Offering: We have estimated the cost of this offering to be approximately $20,000 which amount should include registration fees, printing, legal, accounting and distribution costs.

No Commissions:               No   allowances   are  made  for  the  payment  of
                              commissions  as we  intend  to sell  the  offering
                              through our own management  without the payment of
                              any third party commission or fees.  Should we not
                              be  successful  in selling  the  offering,  we may
                              elect to amend  this  registration  statement  and
                              prospectus   to   provide   for  the   payment  of
                              commissions    to   any   licensed   third   party
                              underwriter or broker, at which time the amount of commissions would be described in the forepart of the prospectus. See Section on Terms of the Offering.

                                  RISK FACTORS

                                  ------------

         The following constitutes what we believe to be the significant risk factors in this offering. Each investor should read the entire prospectus, as these risk factors may be discussed or illuminated by other sections.

         1- The assets in which you are acquiring an interest by investing may only be short term, as Kinship only has a contract right to market the software for a two year period. The current products of Kinship are not only unproven, but are distributed by Kinship only pursuant to a two year distribution contract. As a result, there is no assurance the company can continue to market its licensed products beyond this initial two year term, or that it will be able to have any business purpose beyond this term.

         2- The auditors for Kinship have stated a reservation that Kinship may not be a going business concern. This opinion states a risk to you that the company may not be able to continue and your entire investment may be at risk. In note 5 to the July 31, 2000 Financial Statements for Kinship, its independent auditors have expressed a reservation that the company may not be able to continue as a going business concern due to a lack of operating history and revenues.

         3- There exists risks which may be adverse to your investment in Kinship and the company due to the close personal relationship between the owner of ProSource and a principal of Kinship. A principal of Kinship, Mr. Andrew Limpert, is the son of the owner of the software supplier to the company, ProSource Software. This means, potentially, that any contract or transaction between Kinship and ProSource may not be "arms length," that is the risk exists that Kinship may suffer from potential insider treatment or special treatment to ProSource by Kinship. See Section on Related Party Transactions.

         4- You must recognize a risk as an investor in this offering that Kinship will have only a limited amount of capital resources after this offering to attempt to meet its business purposes. We have intentionally limited the amount of money to be raised in this offering to help in efforts to close this offering as a self-underwriting by potential contacts of management and without the need to employ third party underwriters or broker dealers. As a result, the amount of capital being raised is marginal and may not be adequate to fully or sufficiently fund the business plan or complete one or more of the stated objectives of Kinship. Further, Kinship has no alternative financing plan.

         5- We have very broad discretion to determine the specific application of proceeds of this offering which may pose a risk to the nature of your intended investment. Management's broad discretion in the use of proceeds may pose a risk to investors in that they may not be investing in exactly the type of offering or terms of offering described if management uses the proceeds of this offering other than generally outlined in the Use of Proceeds or Description of Business.

         6- Current Shareholders will continue to control Kinship after this offering. Even in the event that the maximum amount is sold in this offering, the original shareholders in Kinship prior to this offering will continue to hold the majority of the shares and will control the future of Kinship in such important matters as type of business, compensation to management and control of the corporation's Board of Directors.

         7- You may not be able to trade your Kinship shares, because there are no public markets on which Kinship stock trades. As of the time of the anticipated effective date of this registration statement, there will not exist any publicly traded market for Kinship's shares.

Even after the completion of this offering, as a minimum or maximum offering, there can be no assurance that a publicly traded market will develop for the shares being sold to you in this offering. If we are not able to develop a public trading market for the shares, there may be limited liquidity of the shares and you may be forced to hold such shares for an indefinite period of time and to then rely upon the uncertain prospects of "private"sales of your securities in order to have any type of a marketability or "exit strategy."

         8- You should recognize a risk that there is no objective standard for the value of your shares as Management set the offering price without reference to any valuation formula. The offering price of the shares being sold in this offering were arbitrarily set by us and do not reflect any intrinsic value of Kinship or its shares.

         9- If you invest, your shares will be worth less after the offering than what you paid for them. Because various of the initial shares in this corporation were issued to founders or other affiliated parties for minimal capitalization and intangibles, such as concepts, entrepreneurship and other factors not involving hard assets or cash, you, as a post organization investor in this offering, will suffer a "dilution" in value of the shares you purchase in this offering - that is the reduction in value of your shares after the offering compared to the price of the shares being purchased in the offering. See Dilution Section.

         10- Each investor faces a risk of loss of their investment, because the Kinship products and potential markets are unproven. The concepts and products described in this offering have traditionally been associated with a limited market. There is no assurance that we will be successful in profitably marketing the intended services and products either to this limited market or beyond this limited market. See Description of Business and Markets.

         11- There is an investment risk which may adversely affect the value of your investment to the extent that Kinship will only have a limited exclusive market. That is, Kinship has no assurance it can exclusively market its sole licensed technology outside the initial license area of Arizona, California, Idaho, Nevada and Utah and may be required to compete with other licensees outside this market area. We are obtaining exclusive geographic rights to the technology. This means the licensor or owner of the software directly, or through one or more third parties, may compete with us in other geographic areas not included in our distribution contract.

        12- The value of your investment is diminished, because a significant portion of offering proceeds are being used to pay offering costs. The cost of the offering constitutes a substantial portion of the proceeds of this offering, up to 20% in the event only the minimum offering is sold. As a result, you should understand that much of the proceeds being raised will be used to pay the cost of this offering, rather than being employed for actual business purposes. We anticipated this consequence as a result of our efforts to maintain a limited offering size. However, there remains a risk that a relatively high portion of the proceeds of the offering will be used to pay costs rather than direct business development. See Use of Proceeds, Description of Business and Terms of the Offering sections.

        13- You face an investment risk in this offering, because Management lacks experience in managing a public company. Your investment could be diminished or placed at risks by management's inexperience in complying with the complex reporting and compliance requirements placed upon public companies by federal and states securities regulatory agencies. We have limited experience in business activities and no experience in the management of a public company. You will be relying upon management to be able to manage a public company, complete the reporting requirements and to learn and discharge the other responsibilities incident to the operation of a publicly held reporting company if this offering is successfully closed.

        14- In any start-up you have a greater risk of loss of your investment than purchasing shares in a seasoned company. As a start-up company, there may be some cost overruns and other problems that are not disclosed or anticipated by this offering and which may impede the return of investment or the continued commercial operations of Kinship.

                                    DILUTION

                                    --------

        Dilution is a term which normally defines the reduction in value per share which occurs to the investor in certain offerings compared to the purchase price of those shares. By way of specific illustration, an investor in this offering is paying $1.00 per share. It is estimated that the net worth per share after the completion of the maximum offering will only be $.14. Therefore, each investor in this offering will suffer an immediate dilution to his investment of $.86 per share or 86 % in the maximum offering; and $.92 per share or 92 % in the minimum offering. These dilution factors are illustrated in the following graphical representations:

[Graphic Ommitted]

                      Minimum offering                                        Maximum Offering
                      ----------------                                        ----------------



                   Value Subscription               Value share after             Value Subscription            Value share
                   $1.00/share                      offering                      $1.00/share                   after offering
                   100%                             $ .08/share                   100%                          $.14 /share
                                                     (Rounded)                                                  (Rounded)
                                   Dilution                                                   Dilution

                                                    Dilution  92%                                               Dilution 86%

        In this offering dilution primarily arises because the original founders and affiliated parties who organized the corporation took shares for entrepreneurial effort and concepts, but with the transfer of minimal cash. As a result, after the initial funding, there was not any significant accountable net worth in the company. You, as an investor, will contribute essentially all of the working capital, but which contribution is divided not only by shares sold in this offering, but also among those issued to the original shareholders thus resulting in the dilution described above.

                 PLAN OF DISTRIBUTION AND TERMS OF THE OFFERING
                 ----------------------------------------------

        As noted previously, Kinship does not intend to employ the services of any underwriter or other broker/dealer to place or sell its securities. Kinship believes it can place the limited amount of securities being offered by this registration through the efforts of Mr. Limpert who will not be paid any consideration, commission or other compensation for the selling and placement efforts. Consequently, no provisions for commissions have been provided for in this prospectus. Should management determine, at any time, that it is necessary to sell this offering through the use of commissions to an underwriter, management will reserve the right to amend the registration and prospectus to reflect any such commission arrangements and to continue with the offering in accordance with all other terms and provisions.

        Of current management, it is anticipated that Mr. Limpert will be solely responsible for the efforts to sell the Kinship stock pursuant to this offering to various business contacts and acquaintances through delivery of the prospectus. No assurance of his success can be given and he will only engage in these efforts, part-time, as he elects. He will engage in such activities on his own time without compensation. Obviously, there is an indirect benefit to management, as principal shareholders, if the shares are sold in this offering as the management shareholders would most likely realize an increase in the value of their shares and potentially an active market for their shares.

        Mr. Limpert and Mr. Deru will continue working full-time as financial and retirement planners at their affiliated firm of Belsen Getty, LLC.

        Mr. Limpert and Mr. Deru have committed to devote such time as necessary in addition to their employment with Belsen Getty to implement the business plan described by this offering. Each have also undertaken to reduce their self employed hours at Belsen Getty, as and if necessary, for such management and start-up activities required by Kinship. Both are optimistic that during the projected start-up phase of operations for an estimated six months, Mr. Limpert and Mr. Deru can implement the business plan by a weekly expenditure of approximately fifteen hours each, though no warranty or assurance of this estimate can be given. Kinship anticipates that if projections are met after the initial start-up period that it should be in a position to hire a part-time or full-time field manager for sales and marketing activities to be paid on a commission, or commission plus salary basis, exclusively from anticipated revenues.

        The costs of this offering are estimated at $20,000, and include legal, accounting, filing or permit fees, printing and related distribution costs. These amounts are estimates but are believed reasonably accurate for the intended size of the offering. As noted under the Risk Factors and Use of Proceeds Sections, payment of these estimated offering costs will expend a significant portion of both the minimum or maximum offering, this will limit the amount of net proceeds available for actual business purposes.

        Proceeds of the offering, up to the minimum offering, will be placed in a segregated subscription account under control of Kinship and will not be employed for any business purposes of the company until or unless the minimum offering is sold within the offering term of 120 days from the date appearing on the face of this prospectus. If the minimum offering is not fully sold and collected within such minimum period, then the offering will be terminated and all proceeds will be returned without deduction for costs or addition of any interest. Kinship will obtain an address from each subscriber and will return all proceeds within ten days of the termination of the offering to that address. Any interest earned on the subscription account will be employed by Kinship to pay for anticipated offering costs and return of subscription proceeds to investors.

        In the event of the close of the minimum offering, Kinship will employ proceeds of this offering upon receipt and the subscription account will no longer be employed.

        Kinship reserves the right to close the offering at any time within the offering term of 120 days when the minimum offering has been sold, even if less than the maximum offering has been sold. Factors which may influence Kinship's decision to close the offering would be the effort required to continue sales and the rate at which subscriptions were obtained up to the minimum offering. In all events, the company will not sell more than the maximum offering and will close the offering at any time that the maximum amount has been sold. The Use of Proceeds section reflects Kinship's best present estimate of the use of proceeds in the event of either the minimum or maximum offering. The offering may be closed at some point between the minimum and maximum and the use of proceeds will be adjusted accordingly, though no assurance is given or represented that such adjustment will be exactly pro rata to the percentage difference between the minimum and maximum offering.

         It is intended the offering will be sold primarily to citizens of the State of Utah and that the offering will qualify in Utah as a registration by coordination. That is, Kinship will be deemed to be qualified as a registered offering in Utah upon clearance of this registration with the SEC. If the offering is offered or sold in other jurisdictions, the offering must be registered or qualified under the applicable state law of that jurisdiction. Kinship does not intend to register this offering in any other jurisdiction for sale unless such registration can primarily be achieved by coordination without the necessity of any merit or substantial additional disclosure requirements. However, should Kinship elect to sell in any jurisdiction that imposes any additional disclosure requirements, they will be included in this offering as a supplemental disclosure.

        Also, as previously noted, the company has not secured a commitment to list or trade the securities being registered through any broker/dealer and there is no present assurance that a public market will exist for the securities even in the event of a successful completion of this offering. Each prospective investor should consider the potential lack of a public market as a significant risk factor. Management will work to obtain the listing of the securities after this offering by one or more broker/dealers, but can give no warranty or assurance that they will be successful in such efforts.

        No shares of current management or original shareholders are being registered pursuant to this offering and no intent or obligation exists by Kinship to currently register issued shares in any manner.

                                 USE OF PROCEEDS

                                 ---------------

        We have set-out in the following tabular format the intended use of proceeds based upon the sale of either the minimum or maximum offering. As previously advised, each prospective investor should be aware that the offering may be closed at some point between the minimum and maximum offering and there would be some allocation of the use of proceeds between the two tables, though management is under no requirement to exactly complete a mathematical pro ration on the use of proceeds.

        You are advised that management may alter or change the use of proceeds in the exercise of sound business discretion after the completion of the offering and the following should constitute only an outline of the present intended use of proceeds.

        We believe that the following Use of Proceeds is consistent with our subsequently described "Business Plan and Objectives" and we have no intention of departing in any event from the general marketing of the products or services of Kinship as described. However, if significantly more proceeds are used in one or more facets of operations than generally outlined below, we undertake to inform our investors by notifying each investor within sixty days after the close of the initial six months of operations following the close of their offering of the actual allocation and expenditure of proceeds.

        While changes in expenditures cannot be fully anticipated, if they occur at all, it is possible we may expend more on overhead expenses as outlined below if management still felt the basic marketing plan and products were sound but simply needed to be carried a little further than originally projected. In like manner, actual marketing costs may be greater than projected.


Minimum Offering:


          General Description of Intended Expenditure                Dollar Amount              Percentage of
                                                                                                   Offering
                                                                                                  (Rounded)

-------------------------------------------------------------------------------------------------------------
1. Estimated costs of offering                                                  $20,000              20%
2. Overhead expenses (six months)                                               $25,000              25%
3. Funds committed to acquiring and marketing                                   $30,000              30%
    the "software technology"
4. Funds reserved for securities compliance work                                 $7,000               7%
5. Working capital reserves                                                     $18,000              18%
Totals                                                                         $100,000             100%


Maximum Offering:


          General Description of Intended Expenditure                Dollar Amount              Percentage of
                                                                                                   Offering
                                                                                                  (Rounded)

-------------------------------------------------------------------------------------------------------------
1. Estimated costs of offering                                                  $20,000              10%
2. Overhead expenses (six months)                                               $25,000              13%
3. Funds committed to acquiring and marketing                                  $100,000              50%
    the "software technology"
4. Funds reserved for securities compliance work                                 $8,000               4%
5. Working capital reserves                                                     $47,000              23%
Totals                                                                         $200,000             100%

        Kinship has reserved and allocated approximately $25,000 of the net proceeds of the Offering for operational costs. The operational allocations are allocated to cover the minimum costs of operations of Kinship for an estimated period of six months. Kinship believes that it should obtain self sustaining operations, if at all, within a period of six months. Included within the operational allocation would be payment of rent, utilities, and other overhead; as well as a base salary stipend of $1,000/monthly for the present Chief Executive Officer of the Company for his services on an as needed basis. It is not anticipated that there will be any full time salaried officers or employees during this initial start-up phase, unless revenues are generated sufficient to justify payment of salaries to other employees through those revenues. The total amount of salary allocated for the initial six month period to the Chief Executive Officer will not exceed $6,000. It should be understood this is a reduced stipend from the base salary proposed for the CEO and he has agreed to accept this as a minimal allocation from proceeds during the start-up phase.

        It is anticipated that revenues will be sufficient to cover operating expenses after the first six months of operation, though no assurance or warranty of this projection can be made.

We may elect to use additional offering proceeds for continuing operations beyond the six month term in the exercise of sound business discretion. In all events, the use of proceeds of the offering to pay operational costs will necessarily reduce the amount of proceeds of the offering available for actual product marketing and distribution. Each prospective investor should understand that there is a risk factor in investing in a start-up entity that may use substantial offering proceeds for operational costs when the company does not have sufficient revenues to pay for such costs.

        There is no assurance that any of the estimated use of proceeds for the specific business purposes outlined above will be sufficient to adequately fund the costs of operation and start up of the various business operations.

        We reserve the right to explore supplemental financing, through either private placements or loans, should the proceeds of this offering not prove adequate to complete our business purposes. No warranties or assurances have been made or represented in any manner that Kinship would be successful in securing alternative financing and no prospective investors should invest with the expectation that such alternative funding is available.

        As noted above, Kinship has allocated $30,000 in the event of the minimum offering and approximately $100,000 in the maximum offering towards the direct distribution and marketing efforts for the "software technology" consisting of the unique proprietary software. It is intended that Kinship will primarily use these proceeds to attempt to acquire and retain various distributors on a commission basis for the product, as well as direct marketing efforts through direct conventional and e-mail mailings and other selective Internet marketing efforts. At the present, Kinship is completing an internal business plan as to an allocation of these anticipated proceeds between a website, catalog advertising and direct mailing to various companies or individuals who may be prospective distributors of the intended product line. A final allocation of proceeds between these various advertising mediums has not been determined, but it is generally anticipated that from all proceeds used for marketing, approximately15% will be earmarked for the Website; 15% for catalog; and 70% for initial direct mailing efforts.

                             DESCRIPTION OF BUSINESS

                             -----------------------

        Our discussion and analysis of the Business and subsequent discussion of Financial Conditions may contain forward-looking statements that involve risks and uncertainties. The statements contained in the prospectus are not purely historical but are forward-looking statements including, without limitations, statements regarding Kinship's expectations, beliefs, estimates, intentions, and strategies about the future. Words such as, "anticipates," "expects," "intends," "plans," "believes, "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements, but their absence does not mean the statement is not forward-looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any such forward-looking statements as a result of certain factors.

GENERAL AND HISTORICAL

        Kinship Systems, Inc. was incorporated in the State of Utah on February 1, 2000 under the initial name of Kinship Communications, Inc. The name was subsequently changed, due to availability, as of March 2, 2000 to Kinship Systems, Inc. Because no business, other than organizational matters, were conducted under the Kinship Communications name, Kinship does not deem the name to have any significance and has referred to itself for the purposes of this prospectus as Kinship Systems, Inc.

        On May 4, 2000, Kinship entered into a product distribution agreement with ProSource Software, a Utah Proprietorship ("ProSource"). ProSource will be the supplier for specific computer software developed and marketed by ProSource primarily for software programs designed for vehicle accident analysis and reconstruction, Exhibit "F". This is a limited industry in which various accident reconstruction experts, as well as various traffic and law enforcement agencies, attempt to analyze data related to accident reconstruction. The primary purpose of this type of analysis is to provide for liability and damage consultation and services related to litigation which may arise out of vehicle accidents. ProSource prior to and after the negotiation of this Distribution Agreement was and is owned by the father of Mr. Andrew Limpert, a principal of Kinship, which raises certain issues and risks of insider transactions and favorable treatment. See Risk Factors and Related Party Transactions.

        The technology is also used by various police departments in accessing liability or fault in a traffic accident situation. Because of the limited scope of the software it is considered a "specialty item" which would have interest primarily to insurance companies, potential litigants and their legal counsel, as well as various police and transportation departments.

        The principal software for which Kinship is obtaining a distribution right is known as the "Larm 2"(TM). Larm is an acronym for linear and rotational momentum. This software is used for various vehicle accident diagram programs and analysis as to speed, direction, vector analysis and potential physical damages caused by various hypothetical accident configurations. The other software is known as the "Accident Avoidance Analysis"(TM) (AAA) which is primarily used to analyze various speed and distances factors related to accident reconstruction work. This software is also employed to determine under what conditions of speed and distance an accident scenario may have been avoided.

        The specific terms of the marketing agreement between Kinship and ProSource Software provides that Kinship would have the exclusive marketing rights to this software in the states of Arizona, California, Idaho, Nevada and Utah. After January 1, 2001, Kinship may elect to designate fourteen additional states within the United States as exclusive marketing areas. ProSource would sell the software, manuals and advertising material for this software configured for either single, network or lan users at a 45% discount to the lowest prevailing market price employed by ProSource or the lowest actual or determined price by Kinship, whichever is less. It would be anticipated that Kinship would then resell the product at a 45% markup within the exclusively designated geographic areas. The initial term of the agreement is for 2 years.

        Kinship   intends  to  use  direct  mailing,   e-mailing,   trade  print
advertising and Web Site sales as the primary marketing tools for this product, though no assurance or warranty of successful marketing efforts can be made.

        After the termination of the initial 2 year term of the agreement, the parties may renegotiate a continuation of the contract as mutually agreed upon. There is no obligation or warranty that either Kinship or ProSource will continue with the marketing of the software or other software products from ProSource after the termination of the initial 2 year term.

        A particular risk factor exists if Kinship is very successful in its marketing of the product; the supplier may be inclined not to renew the distribution contract in anticipation of assuming the market share developed by Kinship. Upon a cursory market review, Kinship is not aware of alternative or competing software programs such that there would not presently appear to be any alternative software product which it could sell or distribute.

        The contract also provides that if ProSource is, at any time, unable to adequately supply software, manuals or other components of the software product to be marketed, then Kinship may, at its own cost and expense, obtain third party production of these materials and resell the materials at its current prevailing market price.

        A copy of the distribution agreement with addendum between the supplier and Kinship is attached and incorporated as Exhibit "E" to this registration statement, but is not included in the prospectus delivered to you. Any potential investor desiring to review this contract prior to investing may obtain a copy by requesting the document from Kinship.

        The present business of Kinship is too new for Kinship to make any reasonable projections as to gross revenues, net profits, if any, or even the number of units which must be sold by Kinship to obtain profitability. Further, Kinship is not able to make any present estimates or projections as to geographic areas, markets or specific customers to which most of the products may be sold.

        Kinship's plan of operation for the next twelve month period generally follows the use of proceeds and commentary to that section. That is, Kinship anticipates it can function with part-time participation of its three management figures until anticipated revenues would allow it to hire a full- time manager and other employees after a projected six month start-up period. Kinship anticipates, but again cannot warrant, that it should realize net profits after approximately six to twelve months of operations. Kinship has reserved an interim stipend of $1,000/month for which Mr. Deru has agreed to devote such time as required to the start-up of the company for the first six months of operation. Kinship does not believe adequate data exists to make revenue or income projections beyond these rudimentary start-up estimates.

        Upon preliminary analysis, and because of the specialty scope of the software, Kinship is not aware of any competitive software or companies, though it acknowledges the relative ease of entry into this market sector. Kinship would also note that various insurance companies and police forces use similar internally created software for this type of analysis, which private software while not competitive reduces the demand for the company's technology.

        It is anticipated that market analysis will subsequently be available and can be disclosed to shareholders in Kinship as Kinship generates such data from anticipated sales and revenues.

        No assurance or warranty can be given that Kinship will be successful in any manner in the marketing or distribution of the product.

SPECIFIC BUSINESS PLAN AND PROJECTIONS

        Kinship reasonably believes that it should be able to determine within a period of six months whether its operations will ever be self sustaining from revenues. We have attempted to discuss various alternatives for Kinship in the next section, "Management's Discussion and Analysis of Financial Condition," if we are not accurate in this six month projection. No assurance of this projection can be made or implied in any manner.

To date, we have been engaged in formation of the corporate entity, collateral efforts to secure a contract with ProSource for the distribution rights and efforts, and to complete this registration on a federal level and in the State of Utah. Immediately prior to your and receiving this prospectus, we were primarily engaged as management in completing testing and licensings in Utah to act as issuer/agents and to complete the federal and state registration of these securities.

        In the event the offering is closed our specific business plan related to commencing operations with the proceeds of this offering will involve:

        o Initial direct mailing to likely end users of the product of an advertising solicitation flyer describing the product, pricing, warranties and testimonials of current users and ordering instructions. We are currently compiling a mailing list from telephone directories and online sources. The design and printing of this advertising flyer and cost of mailing will be paid from proceeds and is anticipated to be completed within 45 days after the close of the offering.

       o Initial funding for catalogue advertising of the products in an anticipated catalogue of software programs sent to law enforcement sources and independent automobile underwriters. Kinship anticipates searching for such catalogue candidates online and by independent marketing agents to be paid for by offering proceeds. We anticipate employing one to two catalogue advertisements in the event of the minimum offering and three to four in the event of the maximum offering to be paid from offering proceeds. It is anticipated this advertising will be completed within 60-90 days after the close of the offering.

        o Initial funding for a basic web site containing the Kinship logo, product description and ordering instructions. The design would be contracted through an independent web designer and will attempt to incorporate links to probable users. It is anticipated this site will be completed within 60-90 days after the offering.

        o Purchase of sufficient product inventories to satisfy initial anticipated orders. Beyond the initial estimated 100 units, the company anticipates funding subsequent inventory orders from order receipts.

NUMBER OF PERSONS EMPLOYED

        At present, only Mr. Terry Deru will act as a part-time officer of Kinship during the initial start-up phase. Mr. David Collier as the Vice President, and Mr. Andrew Limpert as the Secretary/Treasurer will serve Kinship part-time on an as needed basis during the initial organizational period. These individuals have agreed to receive subsequently determined stock options and rights as deferred compensation for their part-time service during this initial phase, as Kinship will not have sufficient proceeds to pay a salary to these individuals. It is believed that the individuals will devote such time as may be necessary to discharge various obligations in those capacities as well as their service on the Board of Directors where applicable.

        Mr. Deru, acting as the part-time President, will be responsible for all of the day to day administrative duties for Kinship including necessary clerical and administrative functions until such time as anticipated revenues would allow for the hiring of any support personnel. Mr. Deru will receive a cost of living stipend from offering proceeds up to $6,000 at $1,000 per month during the initial six months of operations.

        If subsequent revenues would justify the hiring of various personnel, Kinship would intend to hire management, clerical and marketing personnel to assist in the operation of the company, including the distribution of the product. As noted earlier, it is anticipated, though not warranted, that such personnel may be hired after the initial six months depending upon the revenues generated from Kinship's operations.

ENVIRONMENTAL COMPLIANCE

        It is not anticipated that the general products or services to be supplied by Kinship will have significant or particular environmental compliance requirements or regulations.

                             DESCRIPTION OF PROPERTY

                             -----------------------

        Kinship currently operates a combined limited assembly and administrative office/plant from leased space located at 22 East 100 South, Suite 400, Salt Lake City, Utah 84111. This property consists of approximately 800 square feet which is currently retained on a one year sublease from Belsen Getty with gross rental payments of $200.00 per month with the present lease term expiring on March 31st of 2001, but with the right of renewal for three more years on a to be negotiated basis. Each investor should note that the office/assembly space utilized by Kinship is within the facilities of Belsen Getty which also employs Mr. Limpert and Mr. Deru. The 800 square feet consists of a segregated office within the Belsen Getty facilities. Upon completion of this offering it is anticipated Kinship will obtain its own telephone line.

        The present facilities are believed adequate for the initial operation of Kinship through the expenditure of the anticipated proceeds of this offering. Thereafter, if the products are being successfully marketed and demand increases beyond an estimated one hundred units per month of sales, the present facilities would have to be expanded or other facilities acquired to meet demand. The administrative offices consists of approximately one fourth of the lease area and are considered adequate for the start-up period.

        Total monthly costs of operation of the physical facilities including rents, all utilities and other office expenses, except salaries, are estimated to be approximately $250.00 per month at the present time.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
           -----------------------------------------------------------

        As noted previously, Kinship is a start-up entity without prior operating history, revenues or income. No assurance or warranty can be made that Kinship will be successful in its anticipated business operations and the nature of a start-up entity is that it poses significant risk factors as to whether any investor will receive back a return of investment, or whether they will lose their entire investment.

LIQUIDITY

        The initial capital of Kinship was $25,000 of which approximately $59 was expended through April, 2000. It is anticipated that all initial capital will be expended in paying costs related to this registration.

        The accountants  have noted in their notes to the financial  statements,
Note 5, that because Kinship has no operating history and limited capitalization, the auditors must reserve opinion as to whether the company may continue as a "going concern."

         We have also expressed in the Risk Factors, and other sections of this registration, some concern that the capitalization sought to be raised by this offering may be too limited to adequately fund the intended business activities. We believe Kinship must take this risk based upon its inability to obtain an underwritten offering for greater capital. As a result, it must limit the amount of capital being raised to that which reasonably can be anticipated through management's efforts. We believe, but cannot warrant, that such capital should be adequate to move Kinship to a point where revenues are generated by Kinship's licensed software, if the product proves to be commercially viable.

        Investors in this offering are assuming a risk as to both viability of the product as a commercially marketable technology, as well as the normal risk inherent in a start-up entity with limited capitalization.

        Because no revenues have been generated to date, there does not exist any standard methodology to break down factors as to what sectors or clients, if any, may generate revenues, actual profit margins. Further we do not presently know costs of operation and other standard accounting and financial measurements. The lack of such financial standards and measurements must be considered as an additional risk factor to investors in this type of offering.

        There is also a concern that actual costs of operation may substantially exceed the projections used by Kinship in preparing the Use of Proceeds Section in which event Kinship may have to spend more of the net proceeds of this offering to sustain minimal operations and devote less to product development and marketing.

CAPITAL RESOURCES

        Should the anticipated proceeds of this offering not be sufficient to fund the projected activities of Kinship, Kinship does not have any alternative financing commitments. Kinship may attempt to raise additional funding by some form of private placement; however, no assurance of such financing or the success of any alternative financing can be made. In all events, Kinship has no alternative financing commitments, including any institutional or private loan commitments, or loan or financing commitments by officers or directors. If it appears that the projection of revenues to sustain operations cannot be met in the projected six months, then Kinship can most likely continue for a limited time and will employ any capital, as available, if we believe sustained operations can be obtained. Otherwise, Kinship would be forced to liquidate and terminate operations or seek alternative business opportunities and/or financing. No projections of such future financing alternatives, or the feasibility of such alternatives, can be made at this time.

RESULTS OF OPERATIONS

        As previously noted, Kinship has had no prior operations and all activities to date have been limited to start-up activities, including registration and capital formation. As generally discussed under the Business Section, we believe that through an expenditure of the capital being raised, Kinship will be able to determine within six months if the product can be commercially marketed, though no warranty or assurance of this projection can be given.

             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES
             -------------------------------------------------------

        Following this table is a brief biographical description for each of the management principals with a brief description of their business experience and present relationship to Kinship, together with all required relevant disclosures for the past five years. Following the biographical information for the directors and officers is a remuneration table showing current compensation and following this table a security ownership table showing security ownership of the principal officers and directors and those holding ten percent (10%) or more of the issued and outstanding stock.


     NAME                                  POSITION                       CURRENT TERM OF
                                                                             OFFICE

----------------------------------------------------------------------------------------------------------
Mr. Terry Deru                     Director/CEO/ President          Appointed in Organizational
                                    Chairman of the Board           Minutes - February, 2000.
                                       (Part-time)                  Will serve as director until
                                                                    first annual meeting, not
                                                                    yet set. Will serve as an
                                                                    officer           without
                                                                    term/contract pursuant to
                                                                    leave  of  the  Board  of
                                                                    Directors.
----------------------------------------------------------------------------------------------------------
Mr. Andrew Limpert                 Director/Treasurer/Secretary     Appointed in Organizational
                                      CFO/Accounting Officer        Minutes - February, 2000.
                                          (As needed)               Will serve as Director until
                                                                    first annual meeting, not yet
                                                                    set.  Will serve as an officer
                                                                    without term/contract
                                                                    pursuant to leave of the
                                                                    Board of Directors
----------------------------------------------------------------------------------------------------------
Mr. Robert Hunter                           Director                Appointed in Organizational
                                          (As needed)               Minutes - February, 2000.
                                                                    Will serve as  Director  until
                                                                    first annual meeting, not
                                                                    yet set. Will serve as an
                                                                    officer           without
                                                                    term/contract pursuant to
                                                                    leave  of  the  Board  of
                                                                    Directors
----------------------------------------------------------------------------------------------------------
Mr. David Collier                        Vice President             Appointed in Organizational
                                          (As needed)               Minutes -February, 2000 as
                                                                    an officer.  Will serve as an
                                                                    officer without term/contract
                                                                    pursuant to leave of the
                                                                    Board of Directors


BIOGRAPHICALS

MR. TERRY DERU - DIRECTOR , CEO/PRESIDENT, CHAIRMAN OF THE BOARD
Age: 46

                Mr. Deru is currently an owner and consultant with Belsen Getty LLC, or its predecessor form of operation as a corporation, a Salt Lake City, Utah based financial and retirement planning firm. The firm, or its predecessor, has been a licensed investment advisory firm with the SEC since 1984 and in Utah since July of 2000. Mr. Deru is a licensed and certified financial planner, and is currently seeking a waiver to be qualified in Utah as an Investment Advisor with Belsen Getty. The licensure of Mr. Deru to provide investment advisory services in Utah is pending and cannot be warranted. Mr. Deru has been with Belsen Getty since 1985. Mr. Deru will continue on a part-time affiliation with Belsen Getty while acting as the part-time officer of the Company. Mr. Deru obtained a B.A. degree from the University of Utah in Salt Lake City, Utah, in finance in 1977 and an M.B.A. degree from that institution in 1979.

MR. ANDREW LIMPERT  - DIRECTOR/SECRETARY/TREASURER/CFO
ACCOUNTING OFFICER
Age: 30

        Mr.  Limpert has been a financial and  retirement  planner with the Salt
Lake based firm of Belsen Getty LLC since 1998, but he is not a certified financial planner. In this capacity he is also presently completing licensing requirements and testing prescribed by the State of Utah to be an investment advisor. No assurance of the completion of these requirements can be made. Mr. Limpert plans to continue his full-time employment with Belsen Getty. Prior to that position he worked with Pro Source Software of Park City, Utah as a software sales agent from 1993 to 1998. Mr. Limpert holds a B.S. degree in finance from the University of Utah, in Salt Lake City, Utah, in 1995 and an M.B.A from Westminster College of Salt Lake City, Utah in 1998.

MR. ROBERT HUNTER - DIRECTOR
Age :47

        Mr. Hunter is a practicing CPA with Hunter & Hashimoto in Sandy, Utah. He has been affiliated with that firm over the past twelve years. Mr. Hunter specializes in Tax and Bankruptcy accounting. He will serve on an as needed basis. He is a 1981 graduate of Brigham Young University in Provo, Utah with a Master of Accountancy in Federal Taxation.

MR. DAVID COLLIER - VICE PRESIDENT
Age: 31

        Mr. Collier most recently served as a sales representative with Bank of the West where he was responsible for obtaining loan commitments. He has been affiliated with the Bank from August 1996 to current. Previously Mr. Collier has worked for Lightspeed Dealer Systems as a sales representative for its software products from March 1992 to July 1996. In this capacity he gained experience in a public company as it completed an IPO and in a later merger transaction where the company was bought out by Bell & Howell Corporation. Mr. Collier is a graduate of Weber State University in Ogden, Utah with a B.S. Degree in technical sales.

        The following table includes the anticipated three most highly compensated officers or directors in Kinship. As each investor has been advised, this is a start up entity in which no salaries have been paid to date. The following table attempts to set forth the anticipated salaries to be paid from revenues, if Kinship is successful in this offering. At present, there is no plan to pay any salary from offering proceeds beyond the initial six month stipend to Mr. Deru, or to pay other salaries from proceeds. There are no fixed employment contracts or commitments with current management. The following tables attempt only to illustrate probable management compensation after the start-up phase.

        Further, it is anticipated that if Kinship is successful in generating revenues, it will attempt to hire one or more other officers and employees to supply administrative and marketing services. As a result, the following chart only includes the current stipend amount to be paid to the president, with reservation of salaries to other officers pending revenues.


           POSITION NAME OF                       CAPACITY IN WHICH                     AGGREGATE
             INDIVIDUAL OR                        REMUNERATION WILL                    REMUNERATION
           IDENTITY OF GROUP                         BE RECEIVED
-----------------------------------------------------------------------------------------------------------------
All executive officers as a group                     President                $1,000/month-stipend from
                                                         and                   offering proceeds for the
                                                    Other Officers             president until and unless
                                                                               sufficient revenues are received
                                                                               for a period up to six months.
                                                                               Beginning anticipated salaries
                                                                               for all full-time officers are not
                                                                               yet determined and are
                                                                               contingent upon revenues.

             SHARES OWNED BY MANAGEMENT AND CERTAIN SECURITY HOLDERS

        The following table includes all shares issued to a director, officer or 5% or greater shareholder. There are no created or issued stock options or other stock rights in Kinship at the present time:


   Title or Class           Name of Owner              Amount             Amount          Percent of        Percent of
                                                       owned              owned          Class Before       Class After
                                                     before the         after the          Offering            Max.
                                                      Offering           Offering         (Rounded)          Offering
                                                                                                             (Rounded)
-----------------------------------------------------------------------------------------------------------------------
    Common Stock            Terry Deru                625,000              same              49%               42.6%

    Common Stock            Andrew Limpert            625,000              same              49%               42.6%

    Common Stock            Robert Hunter              10,000              same               1%                 .6%

    Common Stock            David Collier              10,000              same               1%                 .6%

    Common Stock        All Officers/Directors

                              as a Group             1,270,000             same1            100%               86.4%
          1 Assumes management does not purchase shares in the offering.

        There are no other shareholders which own any of the outstanding stock prior to the offering. Further, the company has not adopted any form of warrants or option rights to any person who acquires stock. It is anticipated that in the event of the successful completion of this offering, the board of directors may authorize and approve a standard incentive stock option plan.

        INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

        There are certain transactions related to Kinship and this offering which are not deemed to be "arms-length" transactions. That is, the parties on both sides of the contract or agreement have substantial relationships or common interests. All such material transactions are believed to be disclosed in this section:

        1. The Distribution Contract, described earlier in the offering, was not negotiated or derived between totally disinterested parties. Mr. Limpert, on behalf of Kinship, had substantial prior involvement and participation with the supplier, ProSource Software, in the initial development and implementation of the technology products subject to the Distribution Contract as a prior sale's agent with ProSource. It is believed that Kinship may not have known about or have been directed to pursue its current technology products, but for the prior affiliation of Mr. Limpert with ProSource. Additionally, Mr. Limpert's father, Rudolf Limpert, was the owner of ProSource prior to negotiating the Distribution Contract and has recently reacquired such ownership interest. Mr. Andrew Limpert does not have any ownership interest in ProSource. Mr. Andrew Limpert never had an ownership interest in ProSource and has no further income interest. Notwithstanding the foregoing relationships between Mr. Andrew Limpert and Mr. Rudolf Limpert, we are convinced that terms of the Distribution Contract, as negotiated with parties unrelated to the Limperts, are typical and consistent with those that may have been obtained from any third party contractor. However, each investor in this offering should consider that the terms and provision of the Distribution Contract as well as continuing business relationships between ProSource and Kinship may not be the result of an arms- length bargaining agreement between two totally disinterested parties because of the past or current relationships between Mr. Andrew Limpert and Mr. Rudolf Limpert.

         2. Mr. Limpert and Mr. Deru have had a substantial prior business relationship and dealings as financial planners and part owners of the Belsen Getty financial planning firm. As a result, they may bring with them historical relationships and interests which would not be the same as two totally disinterested parties being retained as officers and directors of a public company by unrelated management.

         3. Each investor in the offering should consider, even if the total offering is sold, the prior management group, as described above, will continue in control and will essentially be in a position to dictate salaries, distributions, and other interests as to all shareholders. While there is a general common law or statutory obligation placed upon management of Kinship to act in the best interest of all shareholders, each investor in this offering should consider that their minority shareholders status imposes a certain risk of not being in a position to influence or affect the direction of the company.

                            SECURITIES BEING OFFERED

                            ------------------------

         Kinship's voting common stock is being offered by this prospectus. Of the Fifty-Million (50,000,000) shares of common stock authorized, $0.001 par, Kinship presently has issued and outstanding 1,270,000 shares of common stock and will sell between 100,000 shares of common stock in the minimum offering and

200,000 shares in the maximum offering. If the minimum offering is sold, the shareholders purchasing in this offering would hold 7.3 % of the issued and outstanding common stock and in the event of the maximum offering 13.6% of the issued and outstanding common stock.

         In summary of the nature of the securities being offered, each investor should note as follows:

         o Kinship does not have any dividend policy nor has it declared dividends. It is not anticipated that dividends will be paid for the foreseeable future by Kinship.

         o Each common share has an equal voting right.

         o There are no pre-emptive rights or cumulative voting in Kinship.

         o The shares are not subject to any conversion rights or obligations, nor any redemptive provisions, sinking fund provisions, or liability to call or assessment.

         o It is not believed that any shareholder under Utah law would be subject to any debts, liabilities or claims made against the company.

         o Kinship does not have any warrants, rights or other stock interest or rights to acquire stock; however, management will most likely institute some standard management stock option plan if this offering is completed.

                                     EXPERTS

                                     -------

         Legal Counsel - Kinship has retained the firm of Jensen, Duffin, Carman, Dibb & Jackson to act as independent securities counsel. Counsel has passed upon the eligibility of the Company to file this registration. Counsel has also passed upon the validity of the shares offered by this registration as being legally issued, fully paid and non-assessable as sold. The named expert has no relationship with any member of management or Kinship.

         Accountants - Kinship has also retained the firm of Hansen, Barnett and Maxwell as the independent auditors. The audit report of Hansen, Barnett and Maxwell are included in reliance upon that firm being an expert in auditing matters.

                                LEGAL PROCEEDINGS

                                -----------------

         Kinship is not presently engaged in any legal proceedings as either a plaintiff or defendant, nor does it know of any material claims.

                  CHANGES IN OR DISAGREEMENTS WITH ACCOUNTANTS
                  --------------------------------------------

         Neither Kinship nor its management has had any disagreement with, nor have there been any changes in, the accounting materials prepared by such independent auditors as attached hereto. The Company has retained the same auditors since inception.

                       INDEMNITY OF OFFICERS AND DIRECTORS

                       -----------------------------------

         The By-laws and Articles for Kinship provide indemnity statements for general indemnities and relief from liability for management. These indemnities, as well as Utah law, provide for general indemnity, including costs of defense for officers, directors and agents acting within the normal scope of their duty and service to Kinship.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                              KINSHIP SYSTEMS, INC.
                        (A Development Stage Enterprise)

                              SALT LAKE CITY, UTAH

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                                       AND

                              FINANCIAL STATEMENTS

                                  July 31, 2000

                            HANSEN, BARNETT & MAXWELL

                           A Professional Corporation

                          CERTIFIED PUBLIC ACCOUNTANTS


                              KINSHIP SYSTEMS, INC.
                        (A Development Stage Enterprise)

                                TABLE OF CONTENTS

                                -----------------


                                                                                                        Page

                                                                                                        ----

Report of Independent Certified Public Accountants                                                       23

Financial Statements:

         Balance Sheet - July 31, 2000                                                                   24

         Statement of Operations for the Period from February 1, 2000
         (Date of Inception) through July 31, 2000                                                       25

         Statement of Stockholders' Equity for the Cumulative Period from
           February 1, 2000 (Date of Inception) through July 31, 2000                                    26

         Statement of Cash Flows for the Period from February 1, 2000
         (Date of Inception) through July 31, 2000                                                       27

Notes to Financial Statements                                                                            28


HANSEN, BARNETT & MAXWELL
              A Professional Corporation

             CERTIFIED PUBLIC ACCOUNTANTS

                                                         (801) 532-2200
     Member of AICPA Division of Firms                 Fax (801) 532-7944
              Member of SECPS                     345 East Broadway, Suite 200
 Member of Summit International Associates       Salt Lake City, Utah 84111-2693


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders
Kinship Systems, Inc

We have audited the accompanying balance sheet of Kinship Systems, Inc. (a development stage enterprise) as of July 31, 2000 and the related statement of operations, stockholders' equity and cash flows for the period from February 1, 2000 (date of inception) through July 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kinship Systems, Inc. as of July 31, 2000 and the results of its operations and its cash flows for the period from February 1, 2000 (date of inception) through July 31, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company's lack of operating history raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                          /s/HANSEN, BARNETT & MAXWELL

                            ----------------------------
                               HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
September 5, 2000

                              KINSHIP SYSTEMS, INC.
                        (A Development Stage Enterprises)

                                  BALANCE SHEET

                                  JULY 31, 2000

                                     ASSETS

                                     ------

Current Assets

     Cash                                                                $23,876
                                                                         -------

         Total Current Assets                                             23,876
                                                                         -------

Deferred Offering Costs                                                    3,572
                                                                         -------

Total Assets                                                             $27,448
                                                                         =======

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                      ------------------------------------

Current Liabilities

     Accounts payable                                                  $  3,572
                                                                       --------

         Total Current Liabilities                                        3,572
                                                                       --------

Stockholders' Equity

     Common stock - no par value; 50,000,000 shares
        authorized;  1,270,000 shares issued and outstanding             25,813
     Deficit accumulated during the development stage                    (1,937)
                                                                       --------

         Total Stockholders' Equity                                      23,876
                                                                       --------

Total Liabilities and Stockholders' Equity                             $ 27,448
                                                                       ========

              The accompanying notes are an integral part of these financial statements.

                              KINSHIP SYSTEMS, INC.
                        (A Development Stage Enterprise)

                             STATEMENT OF OPERATIONS

                                                               From
                                                        February 1, 2000
                                                      (Date of Inception)
                                                            through
                                                          July 31, 2000
                                                      -------------------

Revenue                                                  $      --

General and administrative expenses                            1,937
                                                         -----------

Net Loss                                                 $    (1,937)
                                                         ===========

Basic and Diluted Loss Per Share                         $     (0.00)
                                                         ===========

Weighted Average Number of Shares

  Outstanding                                              1,270,000
                                                         ===========



              The accompanying notes are an integral part of these financial statements.


                              KINSHIP SYSTEMS, INC.
                        (A Development Stage Enterprise)

                        STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                               Deficit
                                                                                             Accumulated

                                                                          Common Stock       During the           Total
                                                                    ---------------------    Development      Stockholders'
                                                                  Shares          Amount        Stage            Equity
                                                                  ------          ------        -----            ------


Balance - February 1, 2000                                                -     $         -    $         -    $        -

Shares issued for cash, February 12, 2000,
 $.0203 per share                                                  1,230,000          25,000             -         25,000

Shares issued for services, February

 12, 2000, $.0203 per shares                                          40,000             813             -            813

Net loss                                                                  -               -          (1,937)       (1,937)
                                                                ------------    ------------   -------------  ------------

Balance - July 31, 2000                                            1,270,000    $     25,813   $     (1,937)  $   (23,876)
                                                                ============    ============   ============   ===========


              The accompanying notes are an integral part of these financial statements.

                              KINSHIP SYSTEMS, INC.
                        (A Development Stage Enterprise)

                             STATEMENT OF CASH FLOWS

                                                                 From
                                                           February 1, 2000
                                                           (Date of Inception)
                                                                         through
                                                                   July 31, 2000

                                                           -------------------
Cash Flows from Operating Activities

    Net loss                                                   $ (1,937)
    Adustments to reconcile net loss to net cash
    used by operating activities:
        Stock issued for services                                   813
                                                               --------

        Net Cash Used by Operating Activities                    (1,124)
                                                               --------

        Net Cash From Investing Activities                         --
                                                               --------

Cash Flows From Financing Activities

    Proceeds from issuance of common stock                       25,000
                                                               --------

        Net Cash Provided by Financing Activities                25,000
                                                               --------

Net Increase in Cash and Cash Equivalents                        23,876

Cash and Cash Equivalents at  Beginning of Period                  --
                                                               --------

Cash and Cash Equivalents at End of Period                     $ 23,876
                                                               ========

Non-Cash Financing and Investing Information

    Accrual of Deferred Offering Costs                         $  3,572
                                                               ========

              The accompanying notes are an integral part of these financial statements.

                              KINSHIP SYSTEMS, INC.
                        (A Development Stage Enterprises)

                          NOTES TO FINANCIAL STATEMENTS

                                  JULY 31, 2000

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization -- On February 1, 2000, Kinship Systems, Inc ("the Company") was organized under the laws of the State of Utah. The Company is considered a development stage enterprise and is in the process of raising capital to fund operations. The planned operations of the Company consists of marketing and selling proprietary computer software to be used in accident vehicle prevention and accident reconstruction and analysis. The Company has established it's year end as December 31.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures

NOTE 2 -  INCOME TAXES

The components of the net deferred tax asset as of July 31, 2000 are as follows:

      Tax Net Operating Loss  Carryforward                       $      723
      Valuation Allowance                                              (723)
                                                                 ----------

      Net Deferred Tax Asset                                     $      --
                                                                 ==========

During the period ended July 31, 2000 the valuation allowance increased $723.

As of July 31, 2000 the Company had net operating loss carry forwards for federal income tax reporting purposes of $1,937 which will expire, beginning in 2020.

The following is a reconciliation of the income tax at the federal statutory tax rate with the provision of income taxes for the years ended July 31, 2000:

      Income tax benefit at statutory rate (34%)              $   (659)
      Change in valuation allowance                                723
      State benefit net of federal tax                             (64)
                                                              --------

      Provision for Income Taxes                              $    --
                                                              ========

NOTE 3 -  STOCKHOLDERS' EQUITY

On February 12, 2000, the Company issued 1,230,000 shares of common stock to two officers and directors of the Company for cash. The proceeds from the issuance of the stock was $25,000 or $0.0203 per share. On that same date, all directors and officers of the Company each received 10,000 shares of common stock for entrepreneurial and organizational services rendered to the Company. These directors and officers received a total of 40,000 shares of common stock of the Company. The shares have been valued at $813 or $0.0203 per share.

                              KINSHIP SYSTEMS, INC.
                        (A Development Stage Enterprises)

                          NOTES TO FINANCIAL STATEMENTS

                                  JULY 31, 2000

NOTE 4 - COMMITMENTS AND CONTINGENCIES

On March 31, 2000, the Company entered into a lease agreement for use of office space with a company under common ownership. The owners of the related company are the majority shareholders of the Company and are also officers and directors of the Company. The lease was amended to begin on June 1, 2000 with a lease term of one year. The base monthly rent for the term of the lease shall be $200. The Company has the right to extend the lease term for up to three additional years.

The Company has entered into an agreement with the president to provide a $1,000 stipend per month that will not accrue until the Company has revenues or until after six months. After that time, the anticipated salaries for the three full time officers will be determined by the Board of Directors. For services performed previous to the Company receiving revenues or the six month time period, the officers received common stock as compensation. See Note 3.

The Company has plans to complete an SB-1 Registration Statement. As a result of this offering, the Company will owe $22,000 to various parties who participated in the filing of the Registration Statement.

NOTE 5 - GOING CONCERN

The Company has limited operating history. This situation raises substantial doubt about its ability to continue as a going concern. Management plans to complete an SB-1 Registration Statement in which the Company will offer a minimum of 100,000 shares of common stock and a maximum of 200,000 shares of common stock at $1.00 per share. From the proceeds, the Company plans to use $17,000 to pay legal counsel that assisted in the offering and $5,000 for other various offering costs. Management also plans to begin marketing and selling the Company's products with the proceeds from the offering. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

NOTE 6 - SOFTWARE LICENSING AGREEMENT

On May 5, 2000, the Company entered into an agreement with a software producer wherein the Company has the exclusive rights to market and distribute two accident reconstruction software packages in five westerns states. The Company is entitled to purchase the product at a 20 percent discount from the prevailing market price charged by the software producer for identical product.

                                     PART II

         Item 1. Indemnification of Officers & Directors. Kinship indicates that it has normal and customary indemnification provisions under its By-laws and Articles of Incorporation as well as those generally provided by Utah law. It is believed these provisions would indemnify all officers and directors from any good faith mistake or omission in the performance of his or her duties including cost of defense. Such indemnity would not extend to intentionally wrongful acts including fraud, appropriation, self dealing or patent conflicts of interest. The Articles and By-Laws are being filed as Exhibit items.

         Item 2. Other Expenses of Issuance & Distribution. Kinship does not know of any accrued or to be accrued expenses of issuance and distribution other than as outlined in the foregoing prospectus Use of Proceeds section. The present estimates of offering expenses are incorporated as costs for registration, including: fees, legal accounting, printing and miscellaneous in the aggregate amount of $20,000.

         Item 3. Undertakings.  The undersigned registrant hereby undertakes:

                To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                     (i)   To  include  any   prospectus   required  by  section
                           10(a)(3)  of  the  Securities   Act  of  1933.   This
                           includes:

                           a. For determining liability under the Securities Act, the issuer will treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                           b. The issuer will file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

                     (iii) To include any material  information  with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                     (iv) To the extent this issuer requests acceleration of the effective date of the registration statement under Rule 461 under the Securities Act, it will include the following in the appropriate portion of the prospectus:

                           Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         Item 4. Unregistered Securities Issued or Sold Within One Year. Kinship believes that in the body of this prospectus it has described all shares issued within the past year from the date of inception of Kinship. In summary of that disclosure, Kinship represents the only shares issued were to its founders and principals, Mr. Andrew Limpert, Mr. Terry Deru, Mr. Robert Hunter and Mr. David Collier. All shares issued to them are the same shares set forth in the chart showing securities held by management and are deemed exempted transactions under section 4(2) of the Securities Act of 1933. The shares issued to Mr. Limpert, Mr. Deru, Mr. Hunter and Mr. Collier were common voting stock of the issuer (its sole class). Mr. Limpert received 615,000 shares for cash, and 10,000 shares for the start-up services. Mr. Deru received that same number of shares for similar consideration. Mr. Hunter and Mr. Collier each received 10,000 shares for start-up services.

         Item 5. Index of Exhibits As Listed under Part III, Item I, Form I-A:

         Audited Financial Statements for the period ending July 31, 2000
                         (Attached to Prospectus)

         Exhibit Item 2 - Articles of Incorporation with Amendments and By-Laws
                         (Previously Filed)

         Exhibit Item 4 - Subscription Agreement
                         (Previously Filed)

         Exhibit Item 5 - Distribution Contract
                         (Previously Filed- Addendum Attached)

         Exhibit Item 10a - Auditor's Consent Letter
                         (Refiled as Updated to November 10, 2000)

         Exhibit Item 10b - Attorney Letter in re Legality

                                            -- --
                          (Previously Filed as Amended)

         Miscellaneous Exhibit - Specimen Stock Certificate
                         (Previously filed)

                                   SIGNATURES

                                   ----------

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Salt Lake, State of Utah on November 13, 2000.

(Registrant)    Kinship Systems, Inc.


         /S/ Terry Deru

         --------------
By:          Terry Deru, Its President

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

By:     Terry Deru,

(Signature)    /S/ Terry Deru

               ----------------
                   Terry Deru

(Title)            Director, CEO, President

(Date)             November 13, 2000
                   ------------------


In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

By:      Andrew Limpert,

(Signature)     /S/ Andrew Limpert

                -------------------
                    Andrew Limpert

(Title)             Director, Secretary/Treasurer,
                      Chief Financial & Accounting Officer

(Date)       November 13, 2000
             ------------------


In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

By:     Robert Hunter,

(Signature)     /S/ Robert Hunter

                ------------------
                    Robert Hunter

(Title)        Director

(Date)         November 13, 2000
               -------------------


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